First National Funding LLC
1620 Dodge Street
Omaha, Nebraska 68102
March 30, 2007
Securities and Exchange Commission
Division of Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549-0306
Attention: Ms. Hanna T. Teshome

Re:	Registrant Request for Acceleration for First National Funding LLC on Form S-3 Registration Statement No. 333-140273
Ladies and Gentlemen:
     First National Funding LLC (the “Registrant”) hereby requests acceleration of the effectiveness of Registration Statement No. 333-140273 (the “Registration Statement”) so that the Registration Statement will become effective on April 3, 2007 at 10:00 A.M. Eastern Time or as soon thereafter as practicable.
     The Registrant acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, First National Funding LLC
By:	First National Funding Corporation,
Managing Member

By:	/s/ Karlyn M. Knieriem
Karlyn M. Knieriem,
Senior Vice President